ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM November 8, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1
File No. 333-191737
CIK No. 0001586049

Ladies and Gentlemen:

On behalf of Oxford Immunotec Global PLC (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission via EDGAR Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”).

The Company advises the Staff, that based discussion with the Staff we have revised our peer group of companies for purposes of calculating volatility. The revised peer group was selected based on a review of the peer group that our underwriters selected to determine valuation for this offering. This peer group consists of public, high-growth companies in the diagnostics industry. From the combined underwriters’ peer group, we eliminated those companies with an enterprise value of over $1 billion as of November 8, 2013 as these companies are significantly larger and further along in their life cycle. After eliminating these larger companies we are left with a peer group of seven companies, which we believe are representative of the Company in terms of industry characteristics, market capitalization, revenues and stage of life cycle.

Our revised peer group consists of seven companies. They are: GenMark Diagnostics, Inc. (GNMK), Genomic Health, Inc. (GHDX), Fluidigm Corporation (FLDM), Quidel Corp. (QDEL), Meridian Biosciense, Inc. (VIVO), Luminex Corporation (LMNX) and OraSure Technologies, Inc. (OSUR). As of November 8, 2013 the intraday enterprise value of these companies ranges from $271 million to $966 million, with an average of $686 million. Trailing twelve month revenues for these companies ranged from $31 million to $253 million, with an average of $145 million.

Securities and Exchange Commission	- 2 -	November 8, 2013

As discussed with the Staff, the disclosure has been revised on pages 72 and F-25 of the Registration Statement to revise the volatility that was previously disclosed.

In addition, the Company supplementally advises the Staff that if the revised volatility amounts were used in the calculation of fair value of grants made during the reporting periods, the resulting incremental fair value would be immaterial to the financial statements. We have calculated the fair value of grants issued using the revised volatility assumption and determined the incremental fair value is well below $50,000.

As also discussed with the Staff, the disclosure has also been revised beginning on page 103 in response to Comment 3 from the Staff’s comment letter dated November 6, 2013.

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Securities and Exchange Commission	- 3 -	November 8, 2013

Please do not hesitate to contact me at (617) 951-7601 or Thomas J. Fraser at (617) 951-7063 with any questions regarding this filing.

Best regards,

/s/ Michael D. Beauvais

Michael D. Beauvais

cc:	Peter Wrighton-Smith, Ph.D. (Oxford Immunotec Global PLC)
Michael D. Beauvais (Ropes & Gray LLP)
Patricia Randall (Oxford Immunotec Global PLC)
Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)